Exhibit 99.1

CONTACTS

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com

Frank DeMaria Global Director, Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2008 Results

The Thomson Corporation reports GAAP revenue growth of 10%; 7% organic

Thomson Reuters pro forma revenues increase 12%; organic growth up 8% on strong customer demand

Strong pro forma underlying operating profit

Results reflect strong performance in both Markets and Professional Divisions

Thomson Reuters expects 2008 pro forma revenue growth of 6% - 8%; nearly all organic

Integration plan accelerated; targets raised

NEW YORK, NY, May 1, 2008 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today reported results for the first quarter ending March 31, 2008.  As The Thomson Corporation’s acquisition of Reuters Group PLC was completed on April 17, 2008, first-quarter results reflect the performance of the two legacy companies reported under Canadian GAAP in U.S. dollars.  Thomson had first quarter revenues of $1.8 billion, an increase of 10% over the first-quarter of 2007, while Reuters had revenues of $1.4 billion, a 13% increase.

Assuming that Thomson’s acquisition of Reuters had been completed on January 1, 2007, pro forma revenue for Thomson Reuters for the quarter would have been $3.3 billion, an increase of 12% over the prior year period. (1)

“Our combined first quarter results and guidance for the full year reflect the robustness of our business, even in turbulent markets. Our Markets Division holds leading positions in higher growth segments of the financial markets, including foreign exchange, commodities, energy and emerging markets. Our leading positions in the less cyclical Professional markets of legal, tax & accounting, scientific and healthcare information also grew strongly in the quarter. These are high quality businesses with attractive profit margins and strong cash flow characteristics,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“Thomson Reuters is extremely well-positioned to capitalize on the growing demand across the world’s business and professional communities for intelligent information – insightful, high value content that can be used by human beings and machines.  As an enlarged global business, Thomson Reuters will now also benefit from the value created by more diversified revenue streams, a larger capital base and synergies resulting from the combination of our businesses.”

(1)          For an explanation of pro forma financial information, see note on page 7.

Consolidated Pro Forma Financial Highlights for Thomson Reuters – First-Quarter 2008*

•                  Pro forma revenue increased 12%, and pro forma organic growth was 8%.

•                  Pro forma underlying operating profit grew 37% to $579 million.

Professional Division

Thomson Reuters Professional Division is made up of four business segments: Legal, Tax & Accounting, Scientific and Healthcare.

•                  Revenue for the Professional Division grew 11% to $1.3 billion, led by strong growth in the Legal, Tax & Accounting and Scientific business segments.  Organic growth was 7% in the quarter with foreign exchange adding 1%. Online, services and software comprised 80% of total revenue and grew 13%. Print represented 20% of total revenue and grew 5%.

•                  Operating profit for the Professional Division was $299 million in the first quarter, a 6% increase from the prior year period.  Operating profit margin for the first quarter was 23.5%, representing a 120 basis point decline compared to the first quarter of 2007. The margin decline was due to investments in certain growth initiatives, and the impact of accounting adjustments associated with recent acquisitions.

Legal

•                  Revenues increased 9% in the first quarter to $809 million. Organic revenue growth was 7% in the quarter with foreign exchange adding 2%.

•                  Organic revenue growth reflected strong performance for online solutions in both the U.S. and internationally.  Software and services also contributed solidly in the first quarter, posting significant double-digit revenue growth, led by FindLaw.

•                  Print revenue represented approximately 30% of total revenue for the quarter and was up 7%, in part due to timing.

•                  First-quarter segment operating profit grew 9%, to $225 million. Operating profit growth was driven by strong revenue.  Corresponding operating margin for the quarter was 27.8%, unchanged from the first quarter of 2007.

Tax & Accounting

•                  Revenues increased 28% to $205 million.  Organic revenues grew 13%, with growth from acquisitions contributing 15%.

•                  Strong organic revenue growth was seen across all three businesses:  Research & Guidance, Professional Software & Services, and Corporate Software & Services driven by core products including Checkpoint and InSource.

•                  Acquisition revenue growth was driven by the successful integration of the Property Tax Services and CrossBorder acquisitions, as well as the acquisition of TaxStream in the first quarter.

•                  Operating profit increased 3% to $39 million for the quarter.  The operating margin was 19.0% compared to 23.8% in the prior year period, due to lower initial margins for the above-mentioned acquisitions related to purchase accounting adjustments.  As the acquisition accounting treatment normalizes throughout the year, the margin is expected to return to historical averages for the full year.

* Reflects removal of purchase accounting revenue adjustment which also flows through to operating income.

Scientific

•                  Revenues grew 9% to $163 million.  Organic growth contributed 4%, acquisitions added 4%, and foreign exchange added an additional 1%.

•                  Information Solutions, which includes Web of Science, Thomson Pharma and Corporate Solutions, contributed 62% of segment revenues and was the driver of revenue growth in the quarter.

•                  ISI Web of Knowledge demonstrated continued momentum in the quarter on the strength of a new release launched in the fourth quarter of 2007.

•                  Operating profit declined 6% to $32 million for the quarter.  Operating margin of 19.6% was 320 basis points lower than the prior year due to investments associated with localization of content in certain Asian markets, and acquisition-related items.

Healthcare

•                  Revenues increased 3% in the first quarter to $95 million. Organic revenues grew 2%, with acquisitions contributing 1%.

•                  The Payer business (35% of total revenue) posted a revenue increase of 9%, reflecting strong renewals and new business from Medstat, and the Provider business (62% of total revenue) was up 4% led by Solucient and Micromedex.  However, a decline in PDR (Physicians’ Desk Reference) revenue offset the revenue growth in the aforementioned businesses.  Organic revenue growth was 6% excluding PDR.

•                  Operating profit was $3 million for the quarter, a decline of $1 million compared to the first quarter of last year. Operating margin declined 110 basis points to 3.2%.  Operating profit and margins were impacted by the decline in PDR revenue. Healthcare is highly seasonal with approximately 70% of operating profit historically generated in the fourth quarter.

Markets Division

The Markets Division is made up of four businesses – Sales & Trading, Investment & Advisory, Enterprise and Media. With the acquisition of Reuters, Thomson Financial became part of the Markets Division. For the purpose of this release, first-quarter results are provided for the four legacy Reuters Group PLC businesses, as well as Thomson Financial.

Pro Forma First-Quarter 2008

•                  Markets Division revenue growth was 11%, 9% organic.

•                  Markets Division operating profit was $353 million, up 69%.

Reuters Legacy Business Segments – Actual First-Quarter 2008

Sales & Trading

•                  Sales & Trading revenue was $876 million in the first quarter, an increase of 9% over the prior year, with 7% organic growth. A key driver of organic revenue growth was usage revenue, which increased 22%, reflecting the strength of Reuters foreign exchange business.  Growth in Reuters premium desktop product 3000 Xtra was also strong.

•                  Revenue from the Trader family products declined 11% organically, representing a significant improvement compared to the same period in 2007 when revenue declined 21%.  The improvement in large part reflected the absence of revenue attrition from Telerate migrations as well as strong growth in next generation Trader products.

Investment & Advisory (Formerly Research & Asset Management)

•                  Revenue was $214 million, an increase of 27%, of which 20% was organic growth. Revenue growth was driven by continued strength in Investment Banking and Investment Management, with strong organic revenue growth driven by demand for content feeds and sales of Reuters Knowledge desktops.

•                  Revenue from Wealth Management grew 7% organically, mainly attributable to demand for online feeds and web-based solutions, as well as growth in Lipper funds’ information revenue.

Enterprise

•                  Enterprise revenue grew 18% to $239 million for the quarter, based on continued strong performance across the product range. Organic growth was 14% for the period.

•                  Revenues for the Pricing and Reference Data business grew strongly, responding to a growing demand for independent pricing and valuations.

•                  Reuters Data Feed products continued to deliver double digit revenue growth, driven by a strong demand from algorithmic trading engines and other client applications.

Media

•                  Media revenue grew 12% to $91 million; organic revenue increased 9%.  Revenue from text and TV subscriptions experienced consistent growth. Consumer Services revenue grew at double-digit rates, driven by online syndication and advertising.

Thomson Financial – Actual First-Quarter 2008

•                  First-quarter revenues grew 7%, to $565 million, with organic revenue up 6% and foreign exchange adding 1%.

•                  Organic revenue growth was driven by strong performance across multiple customer segments, including Investment Management, Corporate Services, Omgeo and Retail Wealth Management. Other areas contributing to organic revenue growth included Tradeweb Markets and Enterprise solutions. Continued good growth in Europe and Asia also contributed to the strong increase in organic revenue.

•                  First-quarter segment operating profit increased 16%, to $110 million. The related margin increased 150 basis points, to 19.5%, driven by strong revenue growth and operating efficiency and savings attributable to deferred spending due to the Reuters acquisition.

The Thomson Corporation – Actual First-Quarter 2008

•                  Revenues increased 10%, to $1.8 billion, led by strong growth in the Legal, Financial and Tax & Accounting business segments. Organic revenue growth was 7%.

•                  Operating profit was $216 million, a decline of 4% from the first quarter of 2007, resulting in an operating margin of 11.8% compared to 13.5% in the prior year period.  Operating profit includes costs related to the Reuters transaction and THOMSONplus initiatives of $68 million and $13 million, respectively. Historically, approximately 17% of operating profit is generated in the first quarter.

•                  Underlying operating profit, which excludes amortization of acquired intangible assets, Reuters transaction costs in the first quarter and THOMSONplus costs for both the first quarter of 2008 and 2007, increased 12% to $359 million from $320 million a year ago.  As a result, underlying operating profit margin was 19.6% compared to 19.3% in the first quarter of 2007.

•                  Corporate and Other expenses increased $40 million in the quarter, to $131 million.  The increase was primarily due to $68 million in costs during the quarter related to the Reuters acquisition, offset by lower spending on THOMSONplus.

•                  Earnings attributable to common shares were $192 million, or $0.30 per share, compared to $223 million or $0.35 per share in the same period in 2007.

•                  Adjusted earnings from continuing operations were $249 million or $0.39 per share, compared to $144 million or $0.22 per share in the first quarter of 2007.

•                  Adjusted earnings from continuing operations, excluding acquisition-related amortization expense of intangibles, was $311 million or $0.48 per share compared to $205 million or $0.32 per share in the first quarter of 2007.

•                  Net cash provided by operations was $284 million compared to $287 million a year ago.

•                  Free cash flow was $155 million, up 13% from a year ago.

Reuters Group PLC – Actual First-Quarter 2008**

•                  Reuters first-quarter revenue increased 13% to $1.4 billion driven by continued customer demand for transaction and information products in foreign exchange, commodities and energy markets; for enterprise information products, and from growth in emerging markets.

•                  Organic revenue growth of 10% was aided by new features and products developed in the Core Plus program, including the addition of high value content to Reuters Knowledge, electronic trading initiatives such as Prime Brokerage, and expanded enterprise solutions such as Reuters Datascope.

•                  Operating profit was $335 million in the first quarter, representing a 242% increase compared to the same period in 2007.  The corresponding margin was 23.6% compared to 7.8% for the first quarter of 2007.  Operating profit includes a favorable accounting adjustment of approximately $115 million associated with the re-measurement of the assets and liabilities of a pension plan at March 31, 2008.  Operating profit and margins further benefited from operating leverage, as revenue grew significantly.

•                  Underlying operating profit, which excludes amortization of acquired intangible assets and other items affecting comparability, increased 88% to $248 million from $132 million in the prior year.  Underlying operating profit margin increased 700 basis points to 17.5%.

•                  During the first quarter, Reuters Group PLC had cash outflows of approximately $500 million relating to its share buyback program and an acquisition.

Savings Outlook

•                  Thomson Reuters estimates it will achieve run rate savings of $1.0 billion by December 31, 2010, earlier than originally anticipated, and $1.2 billion by December 31, 2011.

•                  The aggregate savings through 2011 includes the benefits from: THOMSONplus ($160 million), Core Plus ($300 million) and Thomson Reuters integration-related savings ($750 million).

•                  At March 31, 2008, the THOMSONplus and Core Plus programs had achieved combined run rate savings of $300 million, leaving an additional $900 million to be realized by December 31, 2011.  The cost to achieve the savings to date has been approximately $570 million.

•                  The estimated cash cost to achieve the remaining $900 million of savings is $1.2 billion through 2011.

•                  Going forward, Thomson Reuters will track quarterly savings and costs as a combined total.

** Reuters Group PLC results are presented in U.S. dollars under Canadian GAAP.  IFRS comparable information in British pounds sterling is included in the accompanying tables.

2008 Business Outlook for Thomson Reuters

The following represents Thomson Reuters current business outlook for full-year 2008 on a pro forma basis (assumes Thomson acquired Reuters on January 1, 2007).

•                  Revenue growth (excluding currency effects) is estimated to be between 6%-8% - nearly all organic.

•                  Underlying operating profit margin is estimated to be between 19% and 21%.

•                  Free cash flow margin, excluding synergy and integration costs, is estimated to be between 11% and 12% of revenue.

Share Buyback Program

On April 18, 2008, Thomson Reuters commenced its previously announced $500 million share repurchase program.  Through April 30, 2008, Thomson Reuters has repurchased approximately 3.3 million ordinary shares of Thomson Reuters PLC, for a total cost of approximately $103 million.  Thomson Reuters share repurchase activity underscores its financial strength and commitment to a strong capital structure.  Thomson Reuters will manage its capital structure and set its cash distribution policy in order to maintain a strong and efficient balance sheet.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors.  Thomson Reuters may elect to suspend or discontinue the program at any time. Shares repurchased will be cancelled.

Dividend

The first Thomson Reuters dividend will be paid on September 15, 2008 to shareholders of record as of August 21, 2008, in the amount of $0.22253 per share. This dividend is based on the 2008 quarterly dividend rate per share of $0.27 as adjusted for an interim dividend payment paid on May 1, 2008 in connection with the closing of the Reuters acquisition.  Thomson Reuters will return to a normal quarterly dividend payment of $0.27 per share in December 2008.

Thomson Reuters declares dividends in U.S. dollars. Holders of Thomson Reuters Corporation common shares will receive their dividends in U.S. dollars, unless they elect to receive their dividends in Canadian dollars or British pounds sterling. Holders of Thomson Reuters PLC ordinary shares will receive their dividends in British pounds sterling, unless they elect to receive their dividends in U.S. dollars, Canadian dollars and certain other local currencies. Holders of Thomson Reuters PLC ADSs will receive their dividends in U.S. dollars. Information for Thomson Reuters shareholders who wish to elect to receive dividends in other currencies is provided in the Investor Relations section of www.thomsonreuters.com under “Dividend Timetable”.

Over the course of 2008, Thomson Reuters controlling shareholder, The Woodbridge Company Limited, plans to reinvest the equivalent of 50% of the dividends that it receives in the first three quarters of the year.  Woodbridge’s dividend reinvestment in additional Thomson Reuters Corporation common shares will be in accordance with the terms of Thomson Reuters Corporation dividend reinvestment plan. Woodbridge’s reinvestment decision reinforces Thomson Reuters commitment to a strong capital structure and balance sheet.

About Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries.  Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Reuters will webcast a discussion of first-quarter results beginning at 10:00 a.m. ET today.  To participate in the webcast, please visit www.thomsonreuters.com and click the “Investor Relations” link located at the top of the page.  A copy of this news release along with slides and other materials for the webcast are available at www.thomsonreuters.com.

Thomson Reuters Corporation is incorporated in Ontario, Canada with a registered office at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson Reuters PLC (registered no. 06141013) is registered in England & Wales with a registered office at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

This news release includes certain non-GAAP financial measures. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. These non-GAAP financial measures are defined and reconciled to the most directly comparable GAAP measures in the following tables.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information included in this news release is for information purposes only and is unaudited. The pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson under Canadian GAAP prior to the closing of the acquisition and which currently apply to Thomson Reuters. The pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. The pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. The Reuters historical financial information has been converted from British pounds sterling to U.S. dollars for purposes of the pro forma financial information presented using average exchange rates applicable during the periods presented.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the sections under the headings “Savings Outlook” and “2008 Business Outlook for Thomson Reuters”, includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects and share repurchase plans.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Reuters transaction and other cost savings initiatives (including within the time periods currently expected), develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors. In addition, Thomson Reuters does not control Woodbridge and Woodbridge is not obligated to reinvest its dividends in Thomson Reuters Corporation common shares.  Additional factors are discussed in materials filed by Thomson Reuters Corporation and Thomson Reuters PLC from time to time with securities regulatory authorities. In preparing its Savings Outlook and Business Outlook, Thomson Reuters material assumptions were that (i) there will be no change to existing prevailing worldwide macroeconomic conditions; (ii) there will be no material adverse events which will have a significant impact on Thomson Reuters financial results; (iii) a portion of Thomson Reuters anticipated 2008 revenue growth will come from tactical acquisitions made during the year; (iv) the anticipated 2008 underlying operating profit margin includes benefits of savings programs and excludes synergy and integration costs and acquisition-related expenses of amortization of intangibles; (v) the anticipated 2008 free cash flow margin excludes synergy and integration-related costs; (vi) the Outlooks reflect the continuing operations of Thomson Reuters business as of March 31, 2008; (vii) the Business Outlook includes integration-related costs together with various cost savings initiatives; (viii) the Outlooks assume Thomson had acquired Reuters on January 1, 2007; and (ix) the Outlooks include preliminary estimates of pro forma adjustments based on estimated fair values of assets. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

The Thomson Corporation

Consolidated Statement of Earnings

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Revenues	$1,834	$1,662
Cost of sales, selling, marketing, general and administrative expenses	(1,435)	(1,261)
Depreciation	(121)	(115)
Amortization	(62)	(61)
Operating profit	216	225
Net other (expense) income	(26)	6
Net interest income (expense) and other financing costs	39	(53)
Income taxes	(34)	31
Tradeweb ownership interests	(2)	—
Earnings from continuing operations	193	209
Earnings from discontinued operations, net of tax	1	15
Net earnings	194	224
Dividends declared on preference shares	(2)	(1)
Earnings attributable to common shares	$192	$223

Basic earnings per common share	$0.30	$0.35

Diluted earnings per common share	$0.30	$0.35

Basic weighted average common shares	640,067,675	641,071,690
Diluted weighted average common shares	642,373,088	643,783,735

The Thomson Corporation

Reconciliation of Earnings Attributable to Common Shares to

Adjusted Earnings from Continuing Operations(1)

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Earnings attributable to common shares	$192	$223
Adjustments:
One-time items:
Net other expense (income)	26	(6)
Reuters-related costs	68	—
Tax on above item	(11)	—
Tax benefits	—	(35)
Interim period effective tax rate normalization(3)	(25)	(23)
Discontinued operations	(1)	(15)
Adjusted earnings from continuing operations	249	144

Amortization	62	61
Adjusted earnings from continuing operations excluding amortization(2)	$311	$205

Adjusted diluted earnings per common share from continuing operations	$0.39	$0.22

Adjusted diluted earnings per common share from continuing operations excluding amortization	$0.48	$0.32

(1)

Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson Reuters uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations does not represent actual earnings per share attributable to shareholders.

(2)

Adjusted earnings from continuing operations is presented excluding amortization of acquired intangible assets as Thomson Reuters believes that this is a useful measure when evaluating operating profitability and performance trends by excluding items that distort the performance of Thomson Reuters’ businesses. Adjusted earnings per common share from continuing operations excluding amortization does not represent actual earnings per share attributable to shareholders.

(3)

Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group’s jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

The Thomson Corporation

Reconciliation of Operating Profit to Underlying Operating Profit(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Operating profit	$216	$225
Adjustments:
Amortization	62	61
THOMSONplus costs	13	34
Reuters-related costs	68	—
Underlying operating profit	$359	$320
Underlying operating profit margin	19.6%	19.3%

(1)

Underlying operating profit is operating profit adjusted for amortization of acquired intangible assets, costs associated with Thomson Reuters corporate efficiency initiatives, and other items affecting comparability. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues. Thomson Reuters uses these measures to assist in comparisons from one period to another. Thomson Reuters definition of underlying operating profit may not be directly comparable to that of another company.

The Thomson Corporation

Consolidated Balance Sheet

(millions of U.S. dollars)

(unaudited)

	March 31, 2008	December 31, 2007

Assets

Cash and cash equivalents	$9,222	$7,497

Accounts receivable, net of allowances	1,454	1,565
Prepaid expenses and other current assets	506	512
Deferred income taxes	104	104

Current assets	11,286	9,678

Computer hardware and other property, net	698	731
Computer software, net	757	721
Identifiable intangible assets, net	3,422	3,438
Goodwill	7,008	6,935
Other non-current assets	1,331	1,328

Total assets	$24,502	$22,831

Liabilities and shareholders’ equity

Liabilities

Short-term indebtedness	$532	$183
Accounts payable and accruals	1,256	1,536
Deferred revenue	1,223	1,108
Current portion of long-term debt	11	412

Current liabilities	3,022	3,239

Long-term debt	5,899	4,264
Other non-current liabilities	852	783
Deferred income taxes	921	974
Minority interest in equity of consolidated affiliates	68	—

Shareholders’ equity

Capital	2,998	2,932
Retained earnings	10,374	10,355
Accumulated other comprehensive income	368	284

Total shareholders’ equity	13,740	13,571

Total liabilities and shareholders’ equity	$24,502	$22,831

The Thomson Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars, unaudited)

	Three Months Ended March 31,
	2008	2007

Cash provided by (used in):

Operating activities

Net earnings	$194	$224
Remove earnings from discontinued operations	(1)	(15)
Add back (deduct) items not involving cash:
Depreciation	121	115
Amortization	62	61
Net gains on disposals of businesses and investments	—	(6)
Deferred income taxes	(53)	(42)
Other, net	88	64
Changes in working capital and other items	(113)	(101)
Cash used in operating activities – discontinued operations	(14)	(13)
Net cash provided by operating activities	284	287

Investing activities

Acquisitions, less cash therein	(123)	(154)
Proceeds from other disposals	154	6
Capital expenditures, less proceeds from disposals	(108)	(98)
Other investing activities	(12)	(10)
Capital expenditures of discontinued operations	—	(37)
Other investing activities of discontinued operations	(7)	(4)
Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid	(53)	35
Acquisitions by discontinued operations	—	(54)
Net cash used in investing activities	(149)	(316)

Financing activities

Repayments of debt	(400)	—
Net borrowings under short-term loan facilities	354	244
Proceeds from debt	1,679	—
Repurchase of common shares	—	(55)
Dividends paid on preference shares	(2)	(1)
Dividends paid on common shares	(126)	(153)
Other financing activities, net	2	10
Net cash provided by financing activities	1,507	45

Translation adjustments	83	—
Increase in cash and cash equivalents	1,725	16
Cash and cash equivalents at beginning of period	7,497	334
Cash and cash equivalents at end of period	$9,222	$350

The Thomson Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars, unaudited)

	Three Months Ended March 31,
	2008	2007
Net cash provided by operating activities	$284	$287
Capital expenditures less proceeds from disposals	(108)	(98)
Other investing activities	(12)	(10)
Capital expenditures of discontinued operations	—	(37)
Other investing activities of discontinued operations	(7)	(4)
Dividends paid on preference shares	(2)	(1)
Free cash flow	$155	$137

(1)         Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares.  Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

The Thomson Corporation

Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2008	2007	Change
Revenues
Legal	$809	$740	9%
Financial	565	527	7%
Tax & Accounting	205	160	28%
Scientific	163	149	9%
Healthcare	95	92	3%
Intercompany eliminations	(3)	(6)
Total revenues	$1,834	$1,662	10%

Segment Operating Profit
Legal	$225	$206	9%
Financial	110	95	16%
Tax & Accounting	39	38	3%
Scientific	32	34	-6%
Healthcare	3	4	-25%
Corporate and other (1)	(131)	(91)
Amortization	(62)	(61)
Operating Profit	$216	$225	-4%

(1)   Corporate and other includes corporate costs, THOMSONplus costs, Reuters-related costs and certain costs associated with stock-based compensation.

	Three Months Ended March 31,
	2008	2007
Depreciation By Segment
Legal	$(55)	$(48)
Financial	(41)	(46)
Tax & Accounting	(8)	(6)
Scientific	(9)	(7)
Healthcare	(7)	(5)
Corporate and Other	(1)	(3)
Total	$(121)	$(115)

Reuters Group PLC

Business Segment Information

(millions of U.S. dollars, under Canadian GAAP)

(unaudited)

	Three Months Ended March 31,
	2008	2007	Change
Revenues
Sales & Trading	$876	$803	9%
Research & Asset Management	214	168	27%
Enterprise	239	202	18%
Media	91	81	12%
Total Revenues	$1,420	$1,254	13%

Operating Profit	$335	$98	242%
Operating Profit Margin	23.6%	7.8%

Amortization	10	12
Fair value adjustments	(20)	2
Pension accounting adjustment	(115)	20
Deal-related expenses	38	—
Underlying Operating Profit(1)	$248	$132	88%
Underlying Operating Profit Margin	17.5%	10.5%

(1)   Underlying operating profit is the non-GAAP measure to be used in the future by Thomson Reuters.  For consistency with other information in this release, Reuters Group PLC results have been shown using this measure of underlying performance, rather than Reuters Group PLC’s previous definition of Trading Profit.

Reuters Group PLC

Business Segment Information(1)

(millions of Pounds Sterling, under IFRS)

(unaudited)

	Three Months Ended March 31,
	2008	2007	Change
Revenues
Sales & Trading	£442	£400	11%
Research & Asset Management	108	84	29%
Enterprise	121	101	20%
Media	46	41	12%
Total Revenues	£717	£626	15%

Operating Profit	£102	£71	44%
Operating Profit Margin	14.2%	11.3%

Fair value adjustments	(1)	(1)
Impairments and amortization of business combination intangibles	4	6
Deal-related expenses	19	—
Underlying Operating Profit(2)	£124	£76	63%
Underlying Operating Profit Margin	17.3%	12.1%

(1)   These unaudited results do not comprise statutory accounts of Reuters Group PLC within the meaning of Section 435 of the UK Companies Act 2006. Statutory accounts for the year ended December 31, 2007 have not been delivered to the Registrar of Companies in the UK. A report of the auditors has been made on those accounts and such report was unqualified and did not contain any statement under Section 498 of the UK Companies Act 2006.

(2)   Underlying operating profit is the non-GAAP measure to be used in the future by Thomson Reuters.  For consistency with other information in this release, Reuters Group PLC results have been shown using this measure of underlying performance, rather than Reuters Group PLC’s previous definition of Trading Profit.

Pro Forma Thomson Reuters

Division and Business Segment Information(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2008	2007	Change
Pro Forma Revenues
Legal	$809	$740	9%
Tax & Accounting	205	160	28%
Scientific	163	149	9%
Healthcare	95	92	3%
Professional Division	1,272	1,141	11%
Sales & Trading	975	843	16%
Investment & Advisory	596	515	16%
Enterprise	300	241	24%
Media	114	96	19%
Markets Division	1,985	1,695	17	%(2)
Intercompany eliminations	(3)	(6)
Total Pro Forma Revenues	3,254	2,830	15%
Accounting adjustment	—	86
Total Pro Forma Revenues Excluding Accounting Adjustment	$3,254	$2,916	12%

Pro Forma Segment Operating Profit
Legal	$225	$206	9%
Tax & Accounting	39	38	3%
Scientific	32	34	-6%
Healthcare	3	4	-25%
Professional Division	299	282	6%
Markets Division	353	123	187	%(2)
Corporate and other	(66)	(103)
Amortization	(158)	(157)
Pro Forma Operating Profit	$428	$145	195%

Amortization	158	157
Fair value adjustments	(20)	2
Revenue accounting adjustment	—	86
THOMSONplus	13	34

Pro Forma Underlying Operating Profit	$579	$424	37%

(1)          Pro forma financial information included in this news release is for information purposes only and is unaudited. The pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson under Canadian GAAP prior to the closing of the acquisition and which currently apply to Thomson Reuters. The pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. The pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. The Reuters historical financial information has been converted from British pounds sterling to U.S. dollars for purposes of the pro forma financial information presented using average exchange rates applicable during the periods presented.  Pro forma information reflects the estimated impacts of purchase accounting but excludes deal-related expenses.  The impacts of purchase accounting are based on preliminary estimates and therefore subject to change during the course of 2008, pending a final valuation of the Reuters net assets.

(2)          Excluding the impact of the revenue accounting adjustment from first-quarter 2007 results for the Markets Division, year-on-year revenue growth is 11% and operating profit growth is 69%.

Pro Forma Thomson Reuters

Division and Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Pro Forma Depreciation by Segment:
Professional Division
Legal	$(55)	$(48)
Tax & Accounting	(8)	(6)
Scientific	(9)	(7)
Healthcare	(7)	(5)
Markets Division	(126)	(128)
Corporate and Other	(1)	(3)
Total	$(206)	$(197)